                                   FORM 11-K


/X/  ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

     FOR THE FISCAL YEAR ENDED:  DECEMBER 31, 1995
                                 -----------------

                                       OR

/  / TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from: __________ to __________

     Commission file no.:  019774
                           ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Retail Group, Inc. Retirement
                                      ------------------------------------
     Savings Plan
     ------------

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: United Retail Group, Inc.,
                                                 --------------------------
     365 West Passaic Street, Rochelle Park, New Jersey  07662
     ---------------------------------------------------------

                  REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Board of Directors of
United Retail Group, Inc. and the
Plan Administrator of the United
Retail Group Retirement Savings Plan:


        We have audited the accompanying statements of net assets available for benefits of the United Retail Group Retirement Savings Plan as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Plan's management.
Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1995 and 1994, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.






Columbus, Ohio,
February 29, 1996.

                  UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1995


                                                    Company     Balanced     Fixed       Equity    Aggressive  International  Loan
                                          Total    Stock Fund     Fund        Fund        Fund        Fund        Fund        Fund
                                       ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------
ASSETS
- ------

Investments, at Fair Value:
   Determined by Quoted Market
   Price:
      Vanguard Wellesley Income
          Fund (Cost $1,443,745)       $1,588,578  $     -     $1,588,578  $     -     $     -     $     -     $     -    $     -
      United Retail Group, Inc.
          Stock (Cost $586,955)           175,779     175,779        -           -                       -           -          -
      Fidelity Contra Fund
          (Cost $853,076)                 978,643        -           -           -        978,643        -           -          -
      Columbia Special Fund, Inc.
          (Cost $293,113)                 314,248        -           -           -           -        314,248        -          -
      Warburg Pincus International
          Equity Fund (Cost $143,071)     160,270        -           -           -           -           -        160,270       -
   Cash Equivalents (Cost
      Approximates Fair Value)
          Schwab Money market Fund      2,471,042        -           -      2,471,042        -           -           -          -
          Schwab Government Money
             Market Fund                   33,453        -           -         33,453        -           -           -          -
Participant Loans                         288,402        -           -           -           -           -           -       288,402
                                       ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------

             Total Investments          6,010,415     175,779   1,588,578   2,504,495     978,643     314,248     160,270    288,402

Interfund Transfers                          -            (47)        (30)         77         (74)         74        -          -
Accrued Income                            122,350        -           -           -         82,336      40,014        -          -
Cash                                       17,285       1,171        -         16,114        -           -           -          -
                                       ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------

             Total Assets               6,150,050     176,903   1,588,548   2,520,686   1,060,905     354,336     160,270    288,402

LIABILITIES
- -----------

Administrative Expense Payable             56,080        -         18,182      26,137       8,462       2,190       1,109       -
                                       ----------  ----------  ----------  ----------  ----------  ----------  ---------- ----------

NET ASSETS AVAILABLE FOR
   BENEFITS                            $6,093,970  $  176,903  $1,570,366  $2,494,549  $1,052,443  $  352,146  $  159,161 $  288,402
                                       ==========  ==========  ==========  ==========  ==========  ==========  ========== ==========





    The accompanying notes are an integral part of this financial statement.

                  UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                               DECEMBER 31, 1994




                                                   Company    Balanced      Fixed      Equity     Aggressive     Loan
                                        Total    Stock Fund     Fund         Fund        Fund        Fund        Fund
                                     ----------  ----------  ----------   ----------  ----------  ----------  ----------
ASSETS
- ------

Investments, at Fair Value:
   Determined by Quoted Market
   Price:
      Vanguard Wellesley Income
          Fund (Cost $1,706,807)     $1,585,566  $     -     $1,585,566    $     -     $     -     $     -     $     -
      United Retail Group, Inc.
          Stock (Cost $629,382)         297,431     297,431        -             -           -           -           -
      Vanguard World Fund - U.S.
          Growth Portfolio (Cost
             $550,590)                  571,797        -           -             -        571,797        -           -
      Columbia Special Fund, Inc.
          (Cost $181,722)               177,433        -           -             -           -        177,433        -
   Cash Equivalents (Cost
      Approximates Fair Value)
          Schwab Money Market Fund    2,556,010        -           -        2,556,010        -           -           -
          Schwab Government Money
             Market Fund                 31,756        -           -           31,756        -           -           -
Participant Loans                       130,322        -           -             -           -           -        130,322
                                     ----------  ----------  ----------    ----------  ----------  ----------  ----------

             Total Investments        5,350,315     297,431   1,585,566     2,587,766     571,797     177,433     130,322

Interfund Transfers                        -           -          2,075        (2,169)      1,110      (1,016)
Accrued Income                           27,407                                15,445        -         11,962
Cash                                     12,352       1,842       3,478         3,780       2,259         993        -
                                     ----------  ----------  ----------    ----------  ----------  ----------  ----------

             Total Assets             5,390,074     299,273   1,591,119     2,604,822     575,166     189,372     130,322
 LIABILITIES
 -----------

Administrative Expense Payable           63,907        -         28,799        27,150       7,226         732        -
                                     ----------  ----------  ----------    ----------  ----------  ----------  ----------

NET ASSETS AVAILABLE FOR
   BENEFITS                          $5,326,167  $  299,273  $1,562,320    $2,577,672  $  567,940  $  188,640  $  130,322
                                     ==========  ==========  ==========    ==========  ==========  ==========  ==========


   The accompanying notes are an integral part of this financial statement.

                 UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                     FOR THE YEAR ENDED DECEMBER 31, 1995





                                                    Company     Balanced     Fixed       Equity    Aggressive  International  Loan
                                          Total    Stock Fund     Fund        Fund        Fund        Fund        Fund        Fund
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------  ---------
Investment Income:
   Mutual Funds                        $  234,785  $     -     $  107,498  $     -     $   82,336  $   40,014  $    4,937  $   -
   Increase (Decrease) In Net
      Unrealized appreciation             336,792     (76,265)    266,074        -        104,360      25,424      17,199      -
   Interest                               149,953         -          -        136,633         -          -           -       13,320
   Realized Gain (Loss) on
      Sale of Securities                   25,208     (65,411)      1,617        -         79,621       6,449       2,932      -
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

      Total Investment Income (Loss)      746,738    (141,676)    375,189     136,633     266,317      71,887      25,068    13,320

Participants' Contributions               708,082      45,347     170,923     196,575     173,240      88,600      33,397      -

Loan Repayments                              -          3,860      22,149      21,050      13,050      12,263       1,039   (73,411)

Loans Issued                                 -        (10,779)    (52,820)    (86,990)    (43,494)    (29,286)     (8,939)  232,308

Interfund Transfers                          -         16,381    (241,569)   (104,416)    178,480      36,716     114,408      -

Administrative Expense                    (52,540)       -        (14,920)    (25,722)     (7,957)     (2,747)     (1,194)     -

Benefits to Participants                 (634,477)    (35,503)   (250,906)   (220,253)    (95,133)    (13,927)     (4,618)  (14,137)
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

Increase (Decrease) in Net
   Assets Available for Benefits          767,803    (122,370)      8,046     (83,123)    484,503     163,506     159,161   158,080

Beginning Net Assets Available
   for Benefits                         5,326,167     299,273   1,562,320   2,577,672     567,940     188,640        -      130,322
                                       ----------  ----------  ----------  ----------  ----------  ----------  ----------  --------

Ending Net Assets Available
   for Benefits                        $6,093,970  $  176,903  $1,570,366  $2,494,549  $1,052,443  $  352,146  $  159,161  $288,402
                                       ==========  ==========  ==========  ==========  ==========  ==========  ==========  ========





    The accompanying notes are an integral part of this financial statement.

                  UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1994



                                                 Company    Balanced        Fixed      Equity    Aggressive     Loan
                                      Total    Stock Fund     Fund          Fund        Fund        Fund        Fund
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------
Investment Income:
   Mutual Funds                    $  173,742  $     -     $  155,184    $     -     $    6,596  $   11,962  $     -
   Increase (Decrease) in Net
      Unrealized Appreciation        (281,010)    (40,360)   (245,717)         -          9,356      (4,289)       -
   Interest                            87,528          67        -           85,553        -           -          1,908
   Realized Gain (Loss) on
      Sale of Securities              (77,425)    (56,910)    (28,831)         -          7,811         505        -
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------

      Total Investment Income         (97,165)    (97,203)   (119,364)       85,553      23,763       8,178       1,908
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------

Contributions:
   Employer                            36,398       7,567      13,122         6,637       3,791       5,281        -
   Participants                       782,876      58,714     258,240       260,503     145,290      60,129        -
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------

      Total Contribution              819,274      66,281     271,362       267,140     149,081      65,410        -
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------

Loan Repayments                          -            372       1,761         2,578       2,877         614      (8,202)

Loans Issued                             -           -        (45,463)      (44,455)    (26,366)    (20,332)    136,616

Interfund Transfers                      -           (790)   (829,034)      574,052     118,309     137,463        -

Administrative Expense                (50,660)       -        (22,874)      (21,421)     (5,633)       (732)       -

Benefits to Participants             (917,349)    (42,786)   (336,335)     (362,777)   (173,490)     (1,961)       -
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------

Increase (Decrease) in Net
   Assets Available for Benefits     (245,900)    (74,126) (1,079,947)      500,670      88,541     188,640     130,322

Beginning Net Assets Available
   for Benefits                     5,572,067     373,399   2,642,267     2,077,002     479,399        -           -
                                   ----------  ----------  ----------    ----------  ----------  ----------  ----------
 Ending Net Assets Available
   for Benefits                    $5,326,167  $  299,273  $1,562,320    $2,577,672  $  567,940  $  188,640  $  130,322
                                   ==========  ==========  ==========    ==========  ==========  ==========  ==========





    The accompanying notes are an integral part of this financial statement.

                  UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 1993




                                                               Company             Balanced            Fixed              Equity
                                            Total             Stock Fund             Fund               Fund               Fund
                                          ----------          ----------          ----------         ----------         ----------
Investment Income:
   Mutual Funds                           $  215,525          $     -             $  208,651         $     -            $    6,874
   Increase (Decrease) in Net
      Unrealized Appreciation               (386,665)           (400,877)              5,856               -                 8,356
   Interest                                   58,342                 429                -                57,913               -
   Realized Gain (Loss) on
      Sale of Securities                     149,962             (44,796)            192,918               -                 1,840
                                          ----------          ----------          ----------         ----------         ----------

      Total Investment Income                 37,164            (445,244)            407,425             57,913             17,070
                                          ----------          ----------          ----------         ----------         ----------

Contributions:
   Employer                                  188,517              42,933              56,583             59,904             29,097
   Participants                              596,657             106,434             186,862            192,844            110,517
                                          ----------          ----------          ----------         ----------         ----------

      Total Contributions                    785,174             149,367             243,445            252,748            139,614
                                          ----------          ----------          ----------         ----------         ----------

Interfund Transfers                             -                536,166          (1,654,625)           811,787            306,672

Administrative Expense                       (45,923)               -                (29,824)           (12,214)            (3,885)

Benefits to Participants                    (708,507)           (135,574)           (281,521)          (226,786)           (64,626)
                                          ----------          ----------          ----------         ----------         ----------

Increase (Decrease) in Net Assets
   Available for Benefits                     67,908             104,715          (1,315,100)           883,448            394,845

Beginning Net Assets Available for
   Benefits                                5,504,159             268,684           3,957,367          1,193,554             84,554
                                          ----------          ----------          ----------         ----------         ----------

Ending Net Assets Available for
   Benefits                               $5,572,067          $  373,399          $2,642,267         $2,077,002         $  479,399
                                          ==========          ==========          ==========         ==========         ==========





    The accompanying notes are an integral part of this financial statement.
                                      F-5

                  UNITED RETAIL GROUP RETIREMENT SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS





(1)      DESCRIPTION OF THE PLAN

         General

         The United Retail Group Retirement Savings Plan (the "Plan"), formerly the United Retail Group Retirement Income and Savings Plan, is a defined contribution plan covering certain employees of United Retail Group, Inc. and its affiliates (the "Employer") who are at least 21 years of age and have completed 1,000 or more hours of service during their first consecutive twelve months of employment or any calendar year beginning in or after their first consecutive twelve months of employment. Certain employees of the Employer, who are covered by a collective bargaining agreement, are not eligible to participate in the Plan. At December 31, 1995 there were 567 participants in the Plan.

         The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) as amended.

         Amendments

         Effective January 1, 1993, the Plan was amended and restated to, among other things, (1) rename the Plan the United Retail Group Retirement Savings Plan, (2) eliminate the retirement contribution, (3) allow participants to increase their voluntary tax-deferred contribution as noted under "Participant Voluntary Contribution" below, (4) allow participants to direct the investment of the Employer's prior retirement contribution and (5) change the payment of benefits as noted under "Payment of Benefits" below.

         Effective January 1, 1994, the Plan was amended and restated to, among other things, (1) permit participant loans as noted under "Participant Loans" below and (2) make certain changes in the Plan as were required by law.

         Contributions

         Employer Contributions:

         The Employer may provide a 50% matching contribution on the first 3% of a participant's voluntary contributions.

         Participant Voluntary Contribution:

         A participant may elect to make a voluntary tax-deferred contribution of 1% to 12% of his or her annual compensation up to the maximum permitted under Section 402(g) of the Internal Revenue Code adjusted annually ($9,240 at December 31, 1995). The annual compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code. The annual compensation limit for the Plan year ended December 31, 1995, was $150,000. Participants earning annually more than $66,000, $66,000 and $64,245 for the years ended December 31, 1995, 1994 and 1993, respectively, may be limited to voluntary contributions of less than 12% due to requirements by Section 401(k) of the Internal Revenue Code based on the current levels of participant voluntary contributions.

         Vesting

         A participant is fully and immediately vested for voluntary contributions. A summary of vesting percentages in the Employer's contributions follows:


                 Years of Continuous Service                        Percentage
                 ---------------------------                        ----------
                          Less than 3 years                                0%
                          3 years                                         20
                          4 years                                         40
                          5 years                                         60
                          6 years                                         80
                          7 years                                        100


         Payment of Benefits

         The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Participants will receive any benefit to which they are entitled in the form of, (1) lump-sum cash distribution, with those participants holding more than 100 shares of Employer Securities receiving shares for the portion of their account invested in Employer Securities, (2) if eligible a payment directly to an eligible retirement plan specified by the Participant or (3) if the account balance is greater than $3,500 and the Participant has attained age 70-1/2, cash installments over a period not extending beyond the life expectancy of the Participant or the joint and last survivor life expectancies of the Participant and a designated Beneficiary. Those participants with vested account balances more than $3,500 have the option of leaving their accounts invested in the Plan until age 65.


         Participant Loans

         Effective July 1, 1994, participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account for a term of not more than five years with repayment made from payroll deductions. All loans become due and payable in full upon a participant's termination of employment with the Employer. The borrowing constitutes a separate earmarked investment of the participant's account. Interest on the borrowing is based on a formula using the published money call rate on the date of application.

         Amounts Allocated Participants Withdrawn from the Plan

         The vested portion of net assets available for plan benefits allocated to participants withdrawn from the Plan as of December 31, 1995, 1994, and 1993, is set forth below:


                                                   Stock      Balanced         Fixed         Equity       Aggressive      Int'l
                                        Total       Fund         Fund           Fund          Fund           Fund          Fund
                                      --------    --------     --------       --------      --------       --------      --------
                 December 31, 1995    $161,004    $  4,079     $ 40,493       $ 50,281      $ 45,127       $ 16,919      $  4,105
                 December 31, 1994    $180,460    $  4,870     $ 82,250       $ 77,040      $ 14,024       $  2,276      $   -
                 December 31, 1993    $256,342    $ 18,321     $ 87,780       $133,212      $ 17,029       $   -         $   -


         Benefits undeliverable due to addresses are invested in the Schwab
                 Government Money Market Fund and held within the Fixed Fund. At December 31, 1995 and 1994, the Plan was holding $33,453 and $31,756, respectively of such assets which are reflected in the above amounts. Prior to 1994 these assets were held in a separate trust account by the Trustee.

         Forfeitures

         Forfeitures are used to reduce the Employer's required contributions.
                 Utilized forfeitures for 1995, 1994 and 1993, is set forth below:

                                                      Stock        Balanced       Fixed         Equity      Aggressive       Int'l
                                        Total         Fund           Fund          Fund          Fund          Fund          Fund
                                      --------      --------       --------      --------      --------      --------      --------
                 December 31, 1995    $169,076      $ 13,502       $ 41,877      $ 55,369      $ 35,752      $ 16,488      $  6,088
                 December 31, 1994    $135,690      $  9,130       $ 49,171      $ 49,127      $ 27,334      $    928      $   -
                 December 31, 1993    $   -         $   -          $   -         $   -         $   -         $   -         $   -


         Forfeitures not utilized as of December 31, 1995, 1994 and 1993 represent unallocated assets in the investment funds as follows:


                                                      Stock        Balanced       Fixed         Equity      Aggressive       Int'l
                                        Total         Fund           Fund          Fund          Fund          Fund          Fund
                                      --------      --------       --------      --------      --------      --------      --------
                 December 31, 1995    $124,930      $    770       $ 15,777      $101,957      $  4,945      $  1,241      $    240
                 December 31, 1994    $223,064      $  3,852       $ 48,717      $158,215      $ 12,176      $    104      $   -
                 December 31, 1993    $188,506      $  6,261       $118,049      $ 45,622      $ 18,574      $   -         $   -

     Expenses

     Brokerage fees, transfer taxes, and other expenses incurred in connection with the investment of the Plan's assets will be added to the cost of such investments or deducted from the proceeds thereof, as the case may be. Administrative expenses of the Plan, not to exceed .25% of the net asset value of the Plan valued as of the last day of each quarter, will be paid from the Plan from earnings not allocated to participants' accounts. The remainder will be paid by the Employer, unless the Employer elects to pay more or all of such costs.

     Tax Determination

     The Plan obtained its latest determination letter on November 21, 1994, in which the Internal Revenue Service stated that the Plan, as amended and restated January 1, 1994, was in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, the following Federal income tax rules will apply to the Plan:

               Voluntary tax-deferred contributions made under the Plan by a participant and contributions made by the Employer to participant accounts are generally not taxable until such amounts are distributed.

               The participants are not subject to Federal income tax on interest, dividends, or gains in their particular accounts until distributed.

     The foregoing is only a brief summary of certain tax implications and applies only to Federal tax regulations currently in effect.

(2)  SUMMARY OF ACCOUNTING POLICIES

     The Plan's financial statements are prepared on the accrual basis of accounting. Assets of the Plan are valued at fair value. If available, quoted market prices are used to value investments. The amounts for investments that have no quoted market price are shown at their estimated fair value, which is determined based on yields equivalent for such securities or for securities of comparable maturity, quality, and type as obtained from market makers.

     Realized gains or losses on the distribution or sale of securities represent the difference between the average cost of such securities held and the market value on the date of distribution or sale.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

(3)  INVESTMENTS

     Net unrealized appreciation (depreciation), equal to the difference between cost and market value of all investments at the applicable valuation dates, is recognized in determining the value of each fund. The unrealized appreciation (depreciation) as of December 31, 1995, 1994, and 1993, is set forth below:

                                                                    Unrealized Appreciation (Depreciation)
                                                                    --------------------------------------
                                                       Stock        Balanced       Fixed         Equity      Aggressive       Int'l
                                        Total          Fund           Fund          Fund          Fund          Fund          Fund
                                      ---------     ---------      ---------     ---------     ---------     ---------     ---------
               December 31, 1995      $(102,442)    $(411,176)     $ 144,833     $    -        $ 125,567     $  21,135     $  17,199

               December 31, 1994      $(436,274)    $(331,951)     $(121,241)    $    -        $  21,207     $  (4,289)    $    -

               December 31, 1993      $(166,527)    $(302,853)     $ 124,476     $    -        $  11,850     $    -        $    -


     The following is a summary of the net gain (loss) on securities sold during the periods ended December 31, 1995, 1994, and 1993:

                                                                      Realized Gain (Loss)
                                                                      --------------------
                                                Stock       Balanced         Fixed           Equity      Aggressive        Int'l
                                 Total          Fund          Fund            Fund            Fund          Fund            Fund
                              ----------     ---------     ----------      ----------      ---------     ----------      ----------
             Year Ended
             December 1995
                Proceeds      $2,268,219     $  45,138     $  634,850      $  710,031      $ 768,143     $   71,648      $   38,409
                Cost           2,243,011       110,549        633,233         710,031        688,522         65,199          35,477
                              ----------     ---------     ----------      ----------      ---------     ----------      ----------
                Realized      $   25,208     $ (65,411)    $    1,617      $     -         $  79,621     $    6,449      $    2,932
                              ==========     =========     ==========      ==========      =========     ==========      ==========

             Year Ended
             December 1994
                Proceeds      $4,279,914     $  61,533     $1,226,336      $2,699,562      $ 268,648     $   23,835      $     -
                Cost           4,357,339       118,443      1,255,167       2,699,562        260,837         23,330            -
                              ----------     ---------     ----------      ----------      ---------     ----------      ----------
                Realized      $  (77,425)    $ (56,910)    $  (28,831)     $     -         $   7,811     $      505      $     -
                              ==========     =========     ==========      ==========      =========     ==========      ==========
                Year Ended
             December 1993
                Proceeds      $3,362,102     $ 113,510     $2,440,617      $ 534,025       $ 273,950     $     -         $     -
                Cost           3,212,140       158,306      2,247,699        534,025         272,110           -               -
                              ----------     ---------     ----------      ---------       ---------     ----------      ----------
                Realized      $  149,962     $ (44,796)    $  192,918      $    -          $   1,840     $     -         $     -
                              ==========     =========     ==========      =========       =========     ==========      ==========


     Contributions under the Plan are invested in one of six investment funds:
         (1) The Company Stock Fund, consisting of common stock of the United Retail Group, Inc., (2) the Balanced Fund, which is invested in the Vanguard Wellesley Income Fund, (3) the Fixed Fund, which is invested in the Schwab Money Market Fund, prior to October of 1994 the assets were invested in the Vanguard Money Market Reserves Prime Portfolio Fund, (4) the Equity Fund, which is invested in the Fidelity Contra Fund and prior to February of 1995 the Vanguard World Fund - U.S. Growth Portfolio, (5) effective July 1, 1994 the Aggressive Fund, which is invested in the Columbia Special Fund, Inc, and (6) effective January 1, 1995 the International Fund, which invests in the Warburg Pincus International Equity Fund.

     Participants' voluntary and the Employer's contributions may be invested in any one or more of the funds, at the election of the participant. There are 123 participants in the Company Stock Fund, 401 in the Balanced Fund, 290 in the Fixed Fund, 248 in the Equity Fund, 140 in the Aggressive Fund, and 78 in the International Fund at December 31, 1995.

(4)  PLAN ADMINISTRATION

     The Plan is administered by a Committee, the members of which are appointed by the Board of Directors of the Employer.

(5)  PLAN TERMINATION

     Although the Employer has not expressed any intent, the Employer has the right under the Plan to discontinue their contributions at any time. United Retail Group, Inc. has the right at any time, by action of its Board of Directors, to terminate the Plan subject to the provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

                                   SIGNATURES


The Plan

     Pursuant to the requirements of the Securities Exchange Act of 1934, the persons who administer the employee benefit plan have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 17, 1996     UNITED RETAIL GROUP, INC.
                             RETIREMENT SAVINGS PLAN



                         By:  /s/ JON GROSSMAN
                              -------------------------------
                              Jon Grossman, Chairman
                              of the Administrative Committee

                     CONSENT OF INDEPENDENT ACCOUNTANTS



The undersigned hereby consents to the inclusion as an exhibit to this Annual Report on Form 11-K for the year ended February 3, 1996 of our report dated February 29, 1996, on our audits of the statements of net assets available for benefits of the United Retail Group Retirement Savings Plan (the "Plan") as of December 31, 1995 and 1994, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 1995.

The undersigned also hereby consents to the incorporation of such report by reference in the Registration Statement on Form S-8 of United Retail Group, Inc. (The "Company") with respect to the Plan and its investment in shares of common stock of the Company.





                                                        ARY, EARMAN AND ROEPCKE


Columbus, Ohio
April 19, 1996